SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL (the "Company" or "CSN"), in addition to the Material Fact published on May 14, 2018, hereby informs its shareholders and the market in general that, on this date, it has concluded the sale of the total interest in Companhia Siderúrgica Nacional, LLC, a company located in the United States, to Steel Dynamics, Inc. ("Transaction").

The price of the Transaction was US$400 million (four hundred million dollars), which at the date exchange rate is equivalent to approximately R$1,500,000,000.00 (one billion, five hundred million Reais), regarded that the final value will still be subject to a post-closing adjustment according to working capital on this date, occurring within 100 days.

The result of the Transaction, considering the sum of the amount received at the closing and the working capital adjustment, is expected to be a total reduction of CSN's net indebtedness of approximately R$1,800,000,000.00 (one billion and eight hundred millions of reais), considering the current exchange rate.

The Transaction is part of CSN's divestiture and deleverage plan, as already disclosed by the Company.

CSN emphasizes that it will maintain its commercial import and distribution activities in the important North American market through another subsidiary set up for this purpose.

São Paulo, June 29, 2018.

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 29, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.